

July 14, 2011

<u>Via E-Mail</u>
Robert E. Cauley
Chairman of the Board and Chief Executive Officer
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

> **Re: Bimini Capital Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 24, 2011**
> **Form 10-Q for Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-32171**

Dear Mr. Cauley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

1.   To the extent you acquire assets during the reporting period, please disclose the yield associated with such assets.

<u>Dividends to Stockholders</u>

2.   When your dividends exceed your net income and cash flow from operations, please discuss how such dividends were funded in future Exchange Act periodic

reports. Also, if the noted situation presents a material risk that you will have to reduce your dividend payments, provide a discussion of such risk.

Results of Operations

Net Portfolio Income

3.   In future Exchange Act periodic reports, please clarify whether your cost of funds disclosure reflects the impact of your hedging transactions. If not, discuss such impact.

Interest Expense on Repurchase Agreements and the Cost of Funds

4.   We note your disclosure of the average balance of repurchase agreements during each quarter in 2010 and 2009. For each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future Exchange Act periodic reports, we believe the inclusion of the information described above would be useful to investors and should be included.

Liquidity and Capital Resources

5.   In future Exchange Act periodic reports, please disclose the loss percentage or range of percentages which would trigger a margin call under your repurchase agreements as well as the haircut percentage or range of percentages that you are required to take.

6.   We note the reference to possible covenants in your risk factors section. In future Exchange Act periodic reports, please specifically identify any covenants that may restrict your financing flexibility. In addition, please confirm that you will disclose the actual covenant ratios to the extent your compliance with such ratios is having a material impact on your financial flexibility, such as restricting additional indebtedness.

7.   In future Exchange Act periodic reports, please expand your discussion of your sources of liquidity for the upcoming period. For example, please quantify your cash on hand, cash available from operations, and borrowing capacity under your repurchase agreements and other lending arrangements. Compare this with your financial obligations for the upcoming period and provide management's assessment of whether your sources of liquidity are sufficient to cover your obligations.

Critical Accounting Policies

Mortgage-Backed Securities

8.   We note your disclosure that the Company's MBS have fair values determined by management based on the average of third-party broker quotes received and/or by independent pricing sources when available. In future filings, please disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Note 1. Organization and Accounting Policies

Financial Instruments

9.   We note your disclosure in note 15 that MBS and other financial instruments are recorded at fair value on a recurring basis. Please tell us how you considered the disclosure requirements of ASC 825-10-50-28a.

Exhibit 31.1 and 31.2 – Certifications

10.   We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individuals from the opening

sentence. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief